UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period Ended July 6, 2009	Commission File Number 001-33916

ASIA SPECIAL SITUATION ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

CAYMAN ISLANDS
(Jurisdiction of Incorporation or Organization)

c/o M&C Corporate Services Limited
P.O. Box 309 GT, Ugland House
South Church Street
George Town, Grand Cayman
Cayman Islands
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

Form 20-F  ☒                                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                No ☒

                   If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):     N/A

Entry Into a Material Definitive Agreement.

As previously reported by Asia Special Situation Acquisition Corp. ( “ASSAC”) in its Report of Foreign Private Issuer on Form 6-K filed with the SEC on March 16, 2009 (the “Prior 6-K”), on March 12, 2009 ASSAC entered into an amended and restated Share Exchange Agreement (the “Prior Agreement”) with White Energy Company Limited (“White Energy”) and White Energy Technology Company Limited (“WET”), a wholly-owned subsidiary of White Energy.  Under the Prior Agreement, ASSAC was to have acquired 100% of the share capital of WET (the “WET Shares”) and the equity securities of the direct and indirect subsidiaries of WET (with WET, the “Constituent Corporations”).  It was anticipated that, in exchange for the WET Shares, ASSAC would issue to White Energy a percentage of the aggregate number of Company ordinary shares to be issued and outstanding after giving effect to the share exchange, as determined by the amount by which the “White Energy Market Value” (as defined in the Prior 6-K) bears to the “Transaction Value” (as defined in the Prior 6-K).  However, White Energy was to not receive more than 72.5% of the fully diluted Company ordinary shares after giving effect to the acquisition.

As announced by White Energy, a number of events have occurred since March 2009 when final terms were agreed to in the Prior Agreement.  In the opinion of the boards of directors of both White Energy and ASSAC, these events have materially increased the enterprise value of White Energy and, in order to get the transaction approved by White Energy shareholders, an adjustment to the metrics used in determining the appropriate consideration payable by ASSAC is required.  In addition, the respective parties determined that it would be best for the shareholders of both corporations if ASSAC acquired the entire business of White Energy, and not merely certain of its operating subsidiaries.  In summary, it is believed that the enterprise value of White Energy has increased significantly as it has continued to achieve or exceed designated milestones, as evidenced by:

• Mitigation of Construction Risk - White Energy and Bayan Resources Limited have successfully completed construction of the world’s largest clean coal upgrading plant at Bayan’s Tabang mine in East Kalimantan, Indonesia.  The plant has the capacity to produce 1.0 million tonnes per annum of upgraded coal and is currently being commissioned;

• North American Partnership - White Energy and Peabody Energy Inc. (the largest coal company in the United States) signed a Joint Development Agreement in May 2009 regarding the formation of a partnership to jointly construct and operate 20 million tons per annum of binderless coal briquetting plants in North America.  The partnership will be 55% owned by White Energy and 45% owned by Peabody with capital costs shared in proportion to the parties respective equity interests.  In addition, Peabody received the right to acquire a 14.9% equity interest in White Energy (at a price to be agreed);

• Production Capacity - White Energy and Bayan Resources agreed in May 2009 to increase the target production capacity of their joint venture, PT Kaltim Supacoal (“KSC”) by 300%. Targeted capacity was increased from 5 million to 15 million tonnes per annum.  As regards the funding of this increase in targeted capacity, KSC is in the final stages of selecting a Bank to underwrite the financing of the next 4 million tonne phase of the project;

• Capital Base - White Energy has successfully raised (Australian) $55.0 million in an oversubscribed share placement to local and overseas institutions at the end of May 2009, resulting in a significant enhancement to White Energy’s balance sheet;

• Upward Movement in Coal Price - coal prices globally have increased between 15% to 20% since signing of the Prior Agreement; and

• Focus on Clean Coal – there has been significant interest shown in clean coal activity over the past few months as a direct consequence of the growing realization of the importance of creating a cleaner fuel to satisfy environment concerns. The Clean Energy Bill in the US and similar initiatives in other parts of the world have put an even greater emphasis on the importance of clean coal technologies like the White Energy process.

As a result of the above developments, on July 6, 2009, ASSAC and White Energy entered into a letter agreement (the “Modification Agreement”) pursuant to which the parties agreed to change the substance of the transaction.  Under the terms of the Modification Agreement, all of the issued and outstanding shares of capital stock of White Energy shall be acquired by ASSAC, solely in exchange for Company ordinary shares.  Such Modification Agreement, to be followed by a definitive Merger Implementation Agreement, contemplates, among other things, the following:

➢ each of the 192,195,594 shares of White Energy capital stock estimated to be issued and outstanding at the closing date will be valued at a price of $2.50 per Share, and the product of multiplying the issued and outstanding White Energy Shares as at the closing date by $2.50 will be the “White Energy Market Value,” resulting in the “White Energy Market Value” being fixed at approximately $480,489,000;

➢ ASSAC must have minimum Adjusted Funds (as defined in the Prior Agreement) of $100 million and maximum Adjusted Funds of $140 million;

➢ White Energy shareholders will be issued Company ordinary shares such that following the closing date, White Energy shareholders shall hold a percentage interest in ASSAC equal to the White Energy Market Value divided by White Energy Market Value plus the Adjusted Funds;

➢ Based on the minimum of $100 million and the maximum of $140 million of Adjusted Funds available to ASSAC at closing, as a result of the above formula, the White Energy shareholders will receive a maximum of 82.8% and a minimum of 77.4% of the outstanding Company ordinary shares after giving effect to the merger transaction;

➢ immediately after the closing date, the ordinary shares of ASSAC will be dual listed on the New York Stock Exchange and on the Australian Stock Exchange;

➢ on the closing date, White Energy will control both the management and board of directors of ASSAC and all current Company directors will resign from the board;

➢ on the closing date, ASSAC will change its name to “White Energy Company Inc.” or a similar name as determined by White Energy;

➢ no Performance Shares (as defined in the Prior Agreement) will be issued to management; provided however that, after the closing date, ASSAC’s board of directors will establish a director, management and employee option plan if they so determine and on terms they regard as appropriate;

➢ all of the 5,725,000 insider warrants previously issued by ASSAC will be re-purchased by ASSAC immediately after the closing date on terms satisfactory to White Energy;

➢ the total fees to be paid by ASSAC in relation to the transactions contemplated by the Agreement will be capped at $15 million;

➢ White Energy’s convertible note liability (pursuant to the October 2007 Convertible Note Deed Poll) shall be assumed by ASSAC on an economically equivalent basis on the closing date and such noteholders shall, therefore, have the right to convert their notes into Company ordinary shares on an economically equivalent basis; and

➢ all Company ordinary shares issued to White Energy shareholders shall be registered such that they are readily tradeable on the New York Stock Exchange and the Australian Stock Exchange.

Consummation of the transactions between ASSAC, White Energy and the Constituent Corporations under the Merger Implementation Agreement will be subject to certain conditions, including, without limitation (i) completion of a mutually satisfactory due diligence investigation; (ii) obtaining the required approvals of shareholders of both White Energy and ASSAC; (iii) obtaining certain third party consents, and (iv) otherwise complying with ASSAC’s obligations and requirements as a special purpose acquisition corporation.  Subject to satisfaction of the aforementioned conditions, it is anticipated that the transaction will be completed on or before November 30, 2009.

There can be no assurances that the transactions contemplated by the Modification Agreement and the contemplated Merger Implementation Agreement will be consummated.

Financial Statements and Exhibits.

(a) Financial statements of businesses acquired.

Not applicable.

(b) Pro forma financial information.

Not applicable.

(c) Shell company transactions.

Not applicable.

(d) Exhibits.

Exhibit Number	Description
10.1	Letter Agreement dated July 6, 2009 Amending the Share Exchange Agreement dated March 12, 2009 by and between Asia Special Situation Acquisition Corp. and White Energy Company Limited.

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

ASIA SPECIAL SITUATION ACQUISITION CORP.

July 14, 2009	By:	/s/ Gary T. Hirst
Dr. Gary T. Hirst
President